UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3 – Exit Filing)*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231-10-1

(CUSIP Number)

Philip D’Ambrosio

Executive Vice President & Treasurer

Madison Square Garden Entertainment Corp.

Two Pennsylvania Plaza

New York, NY 10121

(212) 465-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS Madison Square Garden Entertainment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,206(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,206(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,206(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

This calculation is based on 15,818,046 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”), outstanding as of March 12, 2024, as described in the Annual Report on Form 10-K of the Issuer filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2024.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG Entertainment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,206(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,206(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,206(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This calculation is based on 15,818,046 shares of Class A Common Stock of the Issuer outstanding as of March 12, 2024, as described in the Annual Report on Form 10-K of the Issuer filed with the Commission on March 15, 2024.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG National Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 195,206(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 195,206(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,206(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This calculation is based on 15,818,046 shares of Class A Common Stock of the Issuer outstanding as of March 12, 2024, as described in the Annual Report on Form 10-K of the Issuer filed with the Commission on March 15, 2024.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”) is filed jointly by (i) Madison Square Garden Entertainment Corp., a Delaware corporation, (ii) MSG Entertainment Holdings, LLC, a Delaware limited liability company, and (iii) MSG National Properties, LLC, a Delaware limited liability company (“MSG National Properties”). Each of the entities described in clauses (i) through (iii) of the foregoing sentence is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D (the “Schedule 13D”) filed by the original Reporting Persons on April 24, 2023 is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3.

Item 1.	Security and Issuer.

The title and class of equity security to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”). The principal executive office of the Issuer is located at One Manhattanville Road, Suite 202, Purchase, New York, 10577.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 is hereby supplemented as follows:

On April 1, 2024, MSG National Properties sold 1,500,000 shares of Class A Common Stock at a price of $9.76 per share to the Issuer pursuant to the Stock Repurchase Agreement, dated as of April 1, 2024, by and between the Issuer and MSG National Properties, which has been filed as Exhibit 2 and is incorporated herein by reference. As a result of such sale, the Reporting Persons beneficially owned 208,139 shares of Class A Common Stock, representing approximately 1.3% of the outstanding Class A Common Stock.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated to read in its entirety as follows:

(a)

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of April 3, 2024, each of the Reporting Persons is the beneficial owner, and MSG National Properties is the direct owner, of 195,206 shares of Class A Common Stock, which represents approximately 1.2% of the number of shares of Class A Common Stock outstanding based on 15,818,046 shares of Class A Common Stock outstanding as of March 12, 2024, as described in the Annual Report on Form 10-K of the Issuer filed with the Commission on March 15, 2024.

To the Reporting Persons’ knowledge, Philip D’Ambrosio, the Executive Vice President & Treasurer of each Reporting Person, beneficially owns three shares of Class A Common Stock and jointly owns 30 shares of Class A Common Stock with his wife. Mr. D’Ambrosio has disclaimed beneficial ownership of 82 shares of Class A Common Stock owned by his wife and 12 shares of Class A Common Stock owned by his children. To the Reporting Persons’ knowledge, none of the other Covered Persons directly owns any shares of Class A Common Stock as of April 3, 2024; provided, however, that each Covered Person may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Class A Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

(b)

The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated herein by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Class A Common Stock reported for such Reporting Person.

(c)

Except for the transactions described in Items 3 and 4 and Annex A of this Schedule 13D, which are incorporated herein by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Class A Common Stock of the Issuer during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this statement on Schedule 13D.

(e)	As of April 1, 2024, the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. The information set forth in Items 2, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated June 20, 2023 (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on behalf of the Reporting Persons with the Commission on June 20, 2023). †

2	Stock Repurchase Agreement, by and between the Issuer and MSG National Properties, dated April 1, 2024. *

†	Incorporated herein by reference
*	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2024

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer

MSG ENTERTAINMENT HOLDINGS, LLC

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer

MSG NATIONAL PROPERTIES, LLC

By:	/s/ Philip D’Ambrosio
	Name:	Philip D’Ambrosio
	Title:	Executive Vice President & Treasurer

ANNEX A

TRANSACTIONS

The following table sets forth all transactions effected in the last sixty (60) days by or on behalf of the Reporting Persons in respect of shares of Class A Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 3, 2024. The price per share excludes commissions to the broker or fees paid to the U.S. Securities and Exchange Commission (the “SEC”). These shares of Class A Common Stock were sold or purchased in multiple transactions at prices within the price range indicated in the column titled “Price Range.” The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Class A Common Stock sold or purchased at each separate price.

Date	Effected By	Nature of Transaction	Quantity	Weighted Average Price	Price Range
4/3/2024	BofA Securities, Inc.	Open Market Sale	12,933	$12.27	$12.15 - $12.46